NO ACT

PE
1-13-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

[redacted]

12025678

Received SEC
MAR 14 2012
Washington, DC 20549

March 14, 2012

Act: 1934
Section:
Rule: 14a-8
Public Availability: 3-14-12

Brett Cooper
Orrick, Herrington & Sutcliffe LLP
bcooper@orrick.com

Re: The Gap, Inc.
Incoming letter dated January 13, 2012

Dear Mr. Cooper:

This is in response to your letter dated January 13, 2012 concerning the shareholder proposal submitted to The Gap by the Jaeger-Natkunam Family Trust. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Stephen M. Jaeger
Yasodha Natkunam
Jaeger-Natkunam Family Trust

FISMA & OMB Memorandum M-07-16

March 14, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Gap, Inc.
Incoming letter dated January 13, 2012

The proposal requests that the board institute phased procedures to end trade partnerships with Sri Lanka, until the Government of Sri Lanka ceases human rights violations. The proposal also calls for corrective actions to address existing investments in other countries that are associated with violations of human rights.

We are unable to concur in your view that The Gap may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In addition, we are unable to conclude that you have demonstrated objectively that the proposal is materially false or misleading. Accordingly, we do not believe that The Gap may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that The Gap may exclude the proposal under rule 14a-8(i)(5). Based on the information presented, we are unable to conclude that the proposal is not "otherwise significantly related" to The Gap's business. Accordingly, we do not believe that The Gap may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(5).

We are unable to concur in your view that The Gap may exclude the proposal under rule 14a-8(i)(7). In our view, the proposal focuses on the significant policy issue of human rights and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. Accordingly, we do not believe that The Gap may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Brandon Hill
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
THE ORRICK BUILDING
405 HOWARD STREET
SAN FRANCISCO, CALIFORNIA 94105-2669

tel +1-415-773-5700
fax +1-415-773-5759

WWW.ORRICK.COM

January 13, 2012

Brett Cooper
(415) 773-5918
bcooper@orrick.com

VIA E-MAIL (SHAREHOLDERPROPOSALS@SEC.GOV)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: The Gap, Inc. Shareholder Proposal of Jaeger-Natkunam Family Trust (UAD 02/20/2003)

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client The Gap, Inc., a Delaware corporation (the "***Company***"), which requests confirmation that the staff (the "***Staff***") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "***Commission***") will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), the Company omits the enclosed revised shareholder proposal (the "***Proposal***") and supporting statement (the "***Supporting Statement***") submitted by Stephen M. Jaeger, PE and Yasodha Natkunam, MD, PhD on behalf of the Jaeger-Natkunam Family Trust (UAD 02/20/2003) (collectively, the "***Proponent***") from the Company's proxy materials for its 2012 Annual Meeting of Shareholders (the "***2012 Proxy Materials***").

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Pursuant to Section C of Staff Bulletin No. 14D, because this letter is being emailed to the Commission at shareholderproposals@sec.gov, the Company is not enclosing six (6) copies as is ordinarily required by Rule 14a-8(j).

A copy of the Proposal and Supporting Statement, the Proponent's cover letter submitting the Proposal, and other correspondence relating to the Proposal are attached hereto as **Exhibit A.**

I. BACKGROUND

Sri Lanka is an island nation in the Indian Ocean located just off the coast of India. While Sri Lanka is considered to have a relatively high level of development, its political, social and economic development has been seriously constrained by 26 years of ethnic conflict and war (the "***Sri Lankan Civil War***") between the Government of Sri Lanka and the Liberation Tigers of Tamil Eelam, which concluded in 2009. Mass casualties and alleged human rights violations committed by both sides during the Sri Lankan Civil War, particularly at its conclusion, have made post-war reconciliation difficult.[1] The United States government has struggled with how to assist Sri Lanka consolidate peace. On March 1, 2011 in Senate Resolution 84, the United States Senate approved a resolution "expressing support for internal rebuilding, resettlement, and reconciliation within Sri Lanka to ensure a lasting peace" that, among other items, called upon the President to develop a comprehensive policy towards Sri Lanka" reflecting the United States' interests and principles.

The Company is a specialty retailer offering apparel, accessories and personal care products sold under several brand names. The Company purchases private label merchandise from approximately 590 vendors and non-private label merchandise from approximately 430 vendors, and these vendors have facilities in approximately 50 countries, one of which is Sri Lanka. The Company has also instituted a number of social responsibility policies and procedures, including a comprehensive Code of Vendor Conduct, that, among other things, ensure sourced goods are produced under conditions that match the Company's stated values of safe and equitable working conditions in the factories that manufacture products for its brands, and that the workers in those factories are treated fairly and with respect. In connection with these policies, the Company has also engaged in social programs with charitable organizations and vendors. Some examples of these initiatives in Sri Lanka are a workplace training program for female employees of one vendor, and recently concluded projects such as a clean water resource training center and the rebuilding of homes for tsunami victims with Habitat for Humanity.[2] The Company does not own or operate any manufacturing facilities or stores in Sri Lanka or own equity investments in companies located in Sri Lanka. The Company also has no formal relationship or trade partnerships with the Government of Sri Lanka.

II. SUMMARY OF THE PROPOSAL

On November 29, 2011, the Company received a letter from the Proponent, dated November 23, 2011, containing a cover letter (the "***Draft Letter***"), and original drafts of the proposal (the "***Draft Proposal***") and the supporting statement (the "***Draft Supporting***

---

[1] Bruce Vaughn, Sri Lanka: Background and U.S. Relations CRS Report for Congress, in the Summary, June 16, 2011. Available at http://www.fas.org/sgp/crs/row/RL31707.pdf
S. Report 84, Mar. 1, 2011. Available at http://thomas.loc.gov/cgi-bin/query/z?c112:S.RES.84:
[2] This information can be found on page 48 of the Company's full 2009-2010 Social Responsibility Report, which can be accessed at http://www.gapinc.com/content/csr/html/topnavtoolbar/report_builder.html.

Statement") for inclusion in the Company's 2012 Proxy Materials. The Draft Letter did not include proof of eligibility under Rule 14a-8(b) and the Draft Proposal and Draft Supporting Statement together exceeded the 500 word limit of Rule 14a-8(d). The Company sent the Proponent a deficiency notice on December 9, 2011 of the violations of Rule 14a-8(b) and 14a-8(d). On December 19, 2011, the Company received the second letter, dated December 15, 2011, from the Proponent, which included the Proposal and the Supporting Statement. On December 20, 2011, the Company received a third letter with proof of eligibility and copies of the Proposal and Supporting Statement enclosed.

The Proposal contains the following two paragraphs:

> *RESOLVED:*
> *We, as shareholders of Gap Inc [sic], request that the Board institute phased procedures for Gap Inc to end trade partnerships with Sri Lanka, until the Government of Sri Lanka ceases human rights violations.*
>
> *DISCUSSION:*
> *In addition to preventing investments in Sri Lanka, the proposal calls for corrective actions to address existing investments in other countries that are associated with violations of human rights.*

III. EXCLUSION OF THE PROPOSAL

A. Basis for Exclusion of the Proposal

As discussed more fully below, the Company believes that it may properly omit the Proposal from its 2012 Proxy Materials in reliance on three sections of Rule 14a-8:

- Rule 14a-8(i)(3), as the Proposal is materially false and misleading;
- Rule 14a-8(i)(5), as the Proposal relates to operations that account for less than 5% of the Company's total assets, net earnings and gross revenues and does not otherwise significantly relate to the Company's business; and
- Rule 14a-8(i)(7), as the Proposal relates to ordinary business operations.

B. The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(3), as It Is Materially False and Misleading

Rule 14a-8(i)(3) permits a company to exclude a proposal or supporting statement, or portions thereof, that are contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy materials. In recent years, the

Commission has clarified the grounds for exclusion under rule 14a-8(i)(3) and noted that proposals may be excluded where:

- the company demonstrates objectively that a factual statement is materially false or misleading; [or]
- the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires—this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result.

See Division of Corporation Finance: Staff Legal Bulletin No. 14B (Sept. 14, 2004).

1. The Supporting Statement and the Proposal Are Materially Misleading

The Supporting Statement and the Proposal are materially misleading.

In two places, the Proposal asserts that the Company engages in activities in which the Company does not actually engage: that the Company has a trade partnership with Sri Lanka and that the Company has investments in Sri Lanka (in addition to other countries associated with human rights violations). First, the Proposal states that the shareholders "request that the Board institute phased procedures for Gap Inc to end trade partnerships with Sri Lanka..." This language implies that the Company currently has trade partnerships with the Government of Sri Lanka when it currently has no formal relationships with that country's government whatsoever. This erroneous implication is further strengthened by the Supporting Statement which links the Government of Sri Lanka to human rights violations, without offering any evidence of how the Company is directly related to the Government of Sri Lanka or its alleged human rights violations. Furthermore, the Supporting Statement implies that there is some connection between the Government of Sri Lanka and the ability of one of the Company's vendors, Brandix, to expand in Sri Lanka, without any support for this statement. In short, because the Company has no trade partnerships or other formal agreements with the Government of Sri Lanka, the Company cannot end trade partnerships with the country, thereby rendering the Proposal materially misleading.

Second, the "Discussion" section of the Proposal also "calls for corrective actions to address existing investments in other countries" in "addition to preventing investments in Sri Lanka." While, as discussed below, the term is vague and indefinite both as to what is meant by "investments" and "other countries" (the "***Other Countries***"), this statement is also materially misleading. The Proposal implicitly states that the Company has investments in Sri Lanka when in fact the Company has no investments in Sri Lanka, if "investments" is meant to mean what the Company normally considers to be capital investments, such as manufacturing facilities and stores, or equity investments in vendors. The Company does not own or operate any manufacturing or retail facilities in Sri Lanka, nor does the Company have an equity investment in any companies in Sri Lanka. The Company also does not own any real property is Sri Lanka. The Company's only physical presence in Sri Lanka is a small leased office space for use by employees who negotiate with certain vendors or ensure vendor compliance with the Company's various global standards and policies.

The Company does enter into agreements with a number of companies that manufacture goods in Sri Lanka. It also participates in a workplace training program for female garment workers in conjunction with one vendor in Sri Lanka. The Company has similar programs in a number of other countries as well. However, the Company would not consider any of these relationships or types of programs to be "investments" in the normal business sense.

Because the Company neither engages in trade partnerships with Sri Lanka nor has investments in Sri Lanka, the Proposal is materially misleading and can be omitted under 14a-8(i)(3).

2. *The Proposal Is so Inherently Vague and Indefinite so as to Be Materially False and Misleading Under 14a-8(i)(3)*

In addition to being materially misleading in its plain language, the Proposal is also so inherently vague and indefinite so as to be materially false and misleading. In applying the "inherently vague or indefinite" standard under Rule 14a-8(i)(3), the Staff has long held the view that a proposal does not have to specify the exact manner in which it should be implemented, but that discretion as to implementation and interpretation of the terms of a proposal may be left to the board. However, the Staff also has noted that a proposal may be materially misleading as vague and indefinite where "any action ultimately taken by the Company upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." *See Fuqua Industries, Inc.* (March 12, 1991).

The Staff has allowed for the exclusion of proposals employing a key term that was vague or indefinite. For example, in *The Boeing Co.* (February 5, 2010), the Staff held that the Company could omit as vague and indefinite a proposal requesting the creation of a Human Rights Committee that would follow the Universal Declaration of Human Rights (the "***UDHR***"). Boeing asserted that the term "'human rights' is inherently broad and subject to various interpretations" and that when partnered with the mandate to follow the UDHR it was "essentially impossible for [Boeing] and [its Board of Directors] to determine with any degree of certainty how to implement the [p]roposal." Similarly, in *Citigroup Inc.* (February 22, 2010), the Staff concurred that the company could omit as vague and indefinite a proposal seeking to amend the company's bylaws to establish a board committee on "US Economic Security." Citigroup asserted that the proposal was not only vague regarding whether it required or recommended action, but also that the term "US Economic

Security" could be defined by any number of macroeconomic factors or economic valuations, making the proposal's objective unclear. *See also NSTAR* (January 5, 2007) (concurring in the omission of a proposal requesting standards of "record keeping of financial records" as inherently vague and indefinite because the proponent failed to define the terms "record keeping" or "financial records"); *People's Energy Corporation* (November 23, 2004) (concurring in the omission of a proposal requesting that the company not provide indemnification to directors or officers for acts or omissions involving gross negligence or reckless neglect as inherently vague and indefinite because the term "reckless neglect" was undefined); *Wendy's International, Inc.* (February 24, 2006) (concurring in the omission of a proposal requesting reports on "the progress made toward accelerating development of [controlled-atmosphere killing]" as inherently vague and indefinite because the term "accelerating development" was undefined such that the actions required to implement the proposal were unclear).

The current Proposal contains three key terms or phrases that must be understood in order to comprehend with reasonable certainty what the Proposal requires. Specifically, the Proposal requests:

- the phased termination of trade partnerships with Sri Lanka until its government "ceases human rights violations;" and
- "corrective actions to address existing investments" in "other countries that are associated with violations of human rights."

The point at which the Government of Sri Lanka "ceases human rights violations" is a vague and indefinite term. Without further context, definition or explanation, the Company and shareholders voting on this Proposal could understand Sri Lanka or any number of other countries to have failed or succeeded in meeting this standard. For example, one of the supporting sources the Proponent cites is a country report by Amnesty International. Note, however, that Amnesty International has from time to time cited numerous countries for human rights violations, including countries that many shareholders may not consider to be human rights violators. An example is Amnesty International's condemnation of the United States' alleged blocking of efforts to secure accountability and remedy for human rights violations, including the crimes under international law of torture, as well as criticism of the United States on numerous other grounds, including its detention of suspected terrorists and military prisoners, excessive use of force by police, cruel prison conditions and unfair trials, among other criticisms.[3] Similarly, Amnesty International reports that the United Kingdom has recently published guidelines to government personnel related to detention and interrogation overseas that are allegedly not compatible with international human rights standards, and that allegations of human rights abuses by United Kingdom soldiers in Iraq continue

[3] http://www.amnesty.org/en/region/usa/report-2011.

to emerge.[4] Without further guidance, there is no standard by which the Company could measure when Sri Lanka or any other country could be said to have ceased human rights violations.

Similarly, the Proposal calls for the Company to take "corrective actions to address existing investments" in "other countries that are associated with human rights" thereby including two inherently vague and indefinite terms that result in a particularly vague and indefinite resolution. As already discussed in some detail above, the Other Countries could mean practically any combination of countries, including potentially the United States, and it is unlikely that various shareholders or the Company would envision the same set of countries. In the Supporting Statement, the Proponent states that there are ample alternatives for the Company to temporarily move its manufacturing base to other cost-effective regions that pose no such threat, but gives no rubric for what this could mean, or even whether it might mean other countries in Asia or countries in regions other than Asia.

In addition to not knowing the geographic parameters of the second paragraph of the Proposal, as discussed above, the term "investments" is inherently vague and indefinite in the context of the Supporting Statement and the Proposal. The Company would normally understand this term to mean capital investments, such as manufacturing facilities or stores, or equity investments in suppliers located in Sri Lanka. However, the Company has no such capital or equity investments in Sri Lanka, only a small leased office for employees who negotiate with vendors and ensure compliance with the Company's global policies and social policy initiatives.

In *Boeing* (described above) and *Exxon Mobile Corp.* (March 21, 2011) (concurring with the view that reference to the voluminous Global Reporting Initiative guidelines without additional explanation to guide shareholder and Company interpretation of the guidelines was inherently vague and indefinite), the Staff agreed that proponents needed to sufficiently explain the standards that were to be used to implement the resolution. The situation is comparable here where the Proponent has cited sources which report a lack of human rights compliance (the UN Report, the Amnesty International Report and U.S. Senate Resolution 84) and have various criticisms and recommendations, but provides no clear measurement as to what might satisfy the language of the resolution.

Furthermore, in *NSTAR* and *People's Energy* (both described above), the Staff concurred with the view that undefined, although seemingly simple, phrases like "record keeping of financial records" and "reckless neglect" rendered the proposals in those letters so vague and indefinite that neither the shareholders in voting on the proposals, nor the companies in implementing the proposals (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposals required. Similarly here, the Proponent gives no indication of what might be meant by "other countries associated with human rights violations" or the "ample opportunities" for "other

[4] http://www.amnesty.org/en/region/uk/report-2011.

cost-effective regions that pose no such threat [to human rights violations]." The lack of guidance provided to implement the Proposal renders the entire Proposal so vague and indefinite that any action ultimately taken by the Company upon implementation of the Proposal, if adopted, could be significantly different from the actions envisioned by the shareholders when voting on the Proposal.

3. Conclusion

The Proposal and Supporting Statement (i) include statements that misrepresent that the Company has trade partnerships with the Government of Sri Lanka and investments in Sri Lanka when none exist and (ii) include several terms fundamental to an understanding of the Proposal that are so inherently vague and indefinite that shareholders voting on the Proposal and the Company in implementing the Proposal (if adopted) would have no reasonable certainty with regard to the actions sought by the Proposal. Further, actions taken by the Company in implementing the Proposal (if adopted) could be significantly different from those expected by shareholders when voting on the Proposal. As such, the Proposal is materially false and misleading and excludable in reliance of Rule 14a-8(i)(3).

C. The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(5), as Not Relevant to the Company's Business

Rule 14a-8(i)(5) permits the exclusion of a stockholder proposal related to operations that account for less than 5% of an issuer's: (1) total assets at the end of its most recent fiscal year; (2) net income for the most recent fiscal year; and (3) gross revenues for the most recent fiscal year; and that is not otherwise significantly related to the issuer's business.

The impact of the purchase of goods from the Other Countries is too vague and indefinite a term for the Company to calculate. However, the goods sourced from Sri Lanka account for less than 5% of the Company's total assets, net income for the last fiscal year, Fiscal 2010 (ending January 29, 2011), and gross revenues for Fiscal 2010. Because the Company's operations related to the purchase of goods from Sri Lanka does not meet the quantitative tests for relevance under Rule 14a-8(i)(5), the only question is whether those operations are otherwise significant.

The Staff has taken the position that "certain proposals, while relating to only a small portion of the issuer's operations, raise policy issues of significance to the issuer's business." Release No. 34-19135 (October 14, 1982). This can occur where a particular corporate policy "may have a significant impact on other portions of the issuer's business or subject the issuer to significant contingent liabilities." *Id.* Even where a proposal raises a policy issue, the policy must be more than ethically or socially "significant in the abstract." It must have a "meaningful relationship to the business" of the company in question. *See Lovenheim v. Iroquois Brands, Ltd.*, 618 F. Supp. 554, 561 at note 16 (D.D.C. 1985) (in which a proposal relating to the mistreatment of animals, namely the procedure used to force-feed geese for the production of pate de foie gras was "otherwise significantly related" and thus was not excludable).

The Staff has in numerous instances recognized that, although a proposal may have had social or ethical implications, the relationship between the company's operations and those implications were so slight or were of such minimal impact that the proposal did not meet the requirements of Rule 14a-8(i)(5). In *Hewlett-Packard Co. (Reik)* (January 7, 2003), the Staff allowed the exclusion of a proposal which sought to require the relocation or closure of Hewlett-Packard's offices in Israel due to Israel's alleged violation of numerous United Nations Resolutions and human rights violations (as reported by Amnesty International). *See, also e.g., American Stores Co.* (March 25, 1994) (sale of tobacco products by one of the nation's major food and drug retailers was "not otherwise significantly related to" its business); and *Kmart Corp.* (March 11, 1994) (sale of firearms in Kmart stores was "not otherwise significantly related to" its business).

The Company is aware of the Commission's position concerning the inclusion of stockholder proposals that have ethical or social significance and that pertain to public policy against "human rights violations." However, the Staff has in the past permitted the exclusion of shareholder proposals dealing with the Israel-Palestinian conflict under Rule 14a-8(i)(5), based in part on the view that "the policy issue raised by the proposal, Israel's treatment of Palestinians, is not significant, and in fact is not related to the Company's business." *AT&T Inc.* (January 30, 1992). *See, also e.g.*; *Motorola Inc.* (February 21, 1995). (In an earlier letter to AT&T, the Staff had declined relief under Rule 14a-8(i)(7) based on the policy issue. *See AT&T Inc.* (January 16, 1991). However, the Staff's 1992 response to AT&T, while addressing a different exclusion, effectively reverses this position, and in any case the 1991 AT&T letter addresses different facts and circumstances.)

The Company believes that the Supporting Statement and Resolution are closely analogous to the *Hewlett-Packard* situation. As in *Hewlett-Packard*, the Proponent addresses allegations of human rights violations by the Government of Sri Lanka. However, the Company is engaged in apparel retail and has no direct relationship with the Government of Sri Lanka. Furthermore, as with *Hewlett-Packard*, there is no evidence that the Company has contributed to or supported any of the purported human rights violations. Though not a requirement of an exclusion under 14a-8(i)(5), there is also no evidence that any of the companies with whom the Company contracts directly contribute to or support any of the alleged human rights violations. Because there is no connection between the Company's operations and the concerns raised by the Proponent in the Proposal, the Company believes the Proposal may be omitted from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(5).

D. The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(7), as It Relates to the Company's Ordinary Business

1. The Proposal Relates to the Company's Ordinary Business Operations, Because It Dictates the Terms of the Company's Relationships With Suppliers.

Rule 14a-8(i)(7) permits a registrant to exclude from its proxy statement a shareholder proposal that "deals with a matter relating to the company's ordinary business operations." The "ordinary business" grounds for exclusion are based on two general policy concerns. First, "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Release No. 34-40018 (May 21, 1998) ("***1998 Release***"). The second policy concern "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." 1998 Release.

The Commission and the Staff have frequently taken the position that a proposal relating to a company's relationship with suppliers is excludable, because it addresses matters of "ordinary business operations." In fact, the Commission has specifically listed "retention of suppliers" as an example of a matter "so fundamental to management's ability to run a company on a day-to-day basis that it could not, as a practical matter, be subject to direct shareholder oversight." 1998 Release. The Staff has taken the position that stockholder proposals related to supplier relationships may be excluded pursuant to Rule 14a-8(i)(7). *See, e.g., Alaska Air Group* (available Mar. 8, 2010) (permitting exclusion of a proposal requiring the company to report to the shareholders on the aircraft maintenance and security standards used by the company's vendors); *Dean Foods Company* (available Mar. 9, 2007) (permitting exclusion of a proposal that, in part, required the company to report to shareholders information relating to its choice of suppliers).

To the extent "trade partnerships" or "investments" are intended to include the Company's sourcing operations, the Company believes that it may exclude the Proposal from its proxy materials because the Proposal relates to the relationships between the Company and its suppliers and, therefore, necessarily relates to the Company's "ordinary business operations." The Company is a large apparel retailer and purchases goods for resale from hundreds of suppliers in approximately 50 countries. As a result of the Proposal, the Company could be compelled to terminate its business with several vendors that do business in Sri Lanka and any Other Countries, as well as potentially with vendors who source any materials from Sri Lanka and the Other Countries. Imposing such a policy would, as a practical matter, require the Company not only to re-negotiate some of its existing supplier agreements, but also prevent the Company from choosing to source from the countries that are best suited to the Company's business based on a wide variety of factors, including cost, transportation, infrastructure, manufacturing quality, and ability to meet the Company's global standards and policies.

As is clear from the discussion above, the Proposal would intrude into the relationship between the Company and numerous suppliers and interfere with a fundamental day-to-day business function of a retailer like the Company. The Company's supply chain could be disrupted, supply costs could increase, and the variety and, perhaps, volume of products offered by the Company could be reduced. Thus, the implementation of the Proposal would influence the day-to-day business operations of the Company and would create an additional obstacle to the Company of meeting a primary business objective of providing clothing for retail at competitive prices.

The Proposal seeks to micro-manage the Company's relationships with its suppliers by inserting an additional requirement that the Company not purchase from vendors who operate, or even potentially do business in, Sri Lanka or the Other Countries. The Proposal seeks to substitute the shareholders' judgment for the judgment of the Company's Board and management regarding the Company's vendor relationships, when the Company has already devoted substantial time to creating a Human Rights Policy, a Code of Vendor Conduct and other initiatives aimed at promoting social responsibility and to monitoring and enforcing those policies. By doing so, the Proposal entails precisely the type of intrusion into an "ordinary business matter" that Rule 14a-8(i)(7) is meant to address. Moreover, it provides no clear mechanism for determining when the Company could resume doing business with such vendors.

2. *The Proposal Does Not Satisfy the Significant Social Policy Exception.*

The Company recognizes that proposals relating to ordinary business matters that focus on "significant social policy issues" such as human rights are not excludable under Rule 14a-8(i)(7), but the Proposal does not satisfy this exception to the basis for exclusion under Rule 14a-8(i)(7). An issue is a "significant social policy issue" if its subject matter "transcends the day-to-day business matters of the Company and raises policy issues so significant that it would be appropriate for a shareholder vote." Staff Legal Bulletin 14E (October 27, 2009). The purpose of the "significant social policy" exception is to "allow shareholders to express their views to company management" on proposals that raise significant issues. 1998 Release.

Nevertheless, the Staff has concluded that a proposal relating to a Company's ordinary business matters may be excluded even if it touches upon a significant social policy issue. *See, e.g., JP Morgan Chase & Co.* (March 12, 2010). In *JP Morgan Chase*, the shareholder proposal would have required the company to adopt a policy barring financing of companies engaged in a particular mining activity. The Staff permitted exclusion of the proposal because the proposal would impact the company's ordinary business operations, "such as [the company's] decision to extend credit or provide other types of financial services to particular types of customers." Thus, even though the proposal touched on an environmental issue that could be considered a "significant social policy issue," the potential impact of the proposal on the company's daily business operations was so great that the proposal did not "transcend the day-to-day business matters of the company."

The Proposal may be omitted for similar reasons here. While the Company recognizes that human rights is an established significant policy issue for purposes of Rule 14a-8, the Proposal may still be excluded because there are no trade partnerships between the Company and the Government of Sri Lanka or investments in Sri Lanka and the Company's use of vendors is not significantly related to the Proponent's concern regarding human rights abuses by the Government of Sri Lanka. The Company is a retailer of apparel and sources its goods from a variety of vendors. The Proponent is not alleging that any of the goods supplied by the Company's vendors are being made in violation of human rights in either Sri Lanka or the Other Countries. As a result, the Company's circumstances contrast sharply with those of *Yahoo! Inc.* (April 5, 2011), where the resolution sought to block information technology from being directly provided to and directly for use by government authorities accused of human rights abuses. Here, the Proposal does not relate to any social policy concerns sufficiently related to the Company's business or the use of such vendors (e.g., poor factory working conditions, discrimination policies, etc.) in a way that would warrant the social policy exception. In other words, not only does the social policy at issue not transcend the day-to-day business matters of the Company, it is not even related to those business matters. Application of the social policy exception to the Company's current use of vendors would be so broad as to allow future proponents of shareholder resolutions to bootstrap any proposal related to ordinary business matters into the social policy exception by linking them to indirect government actions. Because the social policy at issue is so tenuously related to the matters the Commission and the Staff have recognized as falling within the ordinary business operations of a company, the social policy exception is inapplicable here.

IV. CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2012 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2012 Proxy Materials.

If we can be of further assistance in this matter, please do not hesitate to contact me at (415) 773-5918.

Very truly yours,

Brett Cooper

Brett Cooper

Attachments

cc: Jaeger-Natkunam Family Trust (UAD 02/12/2003)
The Gap, Inc.

Exhibit A

Prior Correspondences

See Attached.

[December 19, 2011 Shareholder Response]

FISMA & OMB Memorandum M-07-16

December 19th 2011

Michelle Banks
General Counsel, Corporate Secretary and Chief Compliance Officer
Gap Inc
Two Folsom Street
San Francisco, California 94105

Dear Ms. Banks:

We have now received letters from E*TRADE Financial and Wells Fargo Shareholder Services confirming our ownership of 125 shares of Gap Inc from November 23, 2010 to February 2, 2011, and from February 2, 2011 to December 12, 2012. We believe that these are the documents requested of us in the letter dated December 9, 2011 from Mr. Brett Cooper. We would now like to add these documents to those we sent on December 15, 2011. As mentioned previously, the JAEGER-NATKUNAM FAMILY TRUST (UAD 02/20/2003) intends to continue holding these shares at least through December 31st 2012.

Our shareholder proposal regarding ending trade partnerships with Sri Lanka, is also enclosed.

Thank you.

Sincerely,

Stephen M Jaeger, PE

Yasodha Natkunam, MD, PhD

E*TRADE FINANCIAL

E*TRADE Securities LLC
PO Box 484
Jersey City, NJ 07303-0484

tel 1-800-ETRADE-1
www.etrade.com
Member FINRA/SIPC

December 16, 2011

Stephen Jaeger
Jaeger-Natkunam Family Trust

FISMA & OMB Memorandum M-07-16

R***FISMA & OMB Memorandum M-07-16***r-Natkunam Family Trust

Dear Mr. Jaeger,

This letter is in response to your correspondence received on December 13, 2011. In your request, you asked for written confirmation of your ownership of Gap Inc. (GPS) shares in the above referenced E*TRADE Securities Trust Account between November 23, 2010 and February 2, 2011.

Please allow this letter to serve as confirmation that the Jaeger-Natkunam Family Trust was the beneficial owner of shares of Gap Inc. (GPS) between November 23, 2010 and February 2, 2011. During this time period, there were 125 shares of Gap Inc. (GPS) being held in the account.

E*TRADE Securities is committed to providing quality customer service. Should you have any further questions, please contact a Financial Service Associate at 1.800.387.2331. Representatives are available seven days a week, 24 hours a day.

Sincerely,

Jason Summers
Correspondence Specialist
E*TRADE Securities LLC

December 14, 2011

Shareowner Services

Post Office Box 64874
St. Paul, MN 55164-0874
www.shareowneronline.com

STEPHEN JAEGER &
NATKUNAM YASODHA TR
UA 02 20 03
JAEGER-NATKUNAM FAMILY TRUST

FISMA & OMB Memorandum M-07-16

Re: Financial Confirmation

Dear Shareowner:

Account N***FISMA & OMB Memorandum M-07-16***

Registration: STEPHEN JAEGER &
NATKUNAM YASODHA TR
UA 02 20 03
JAEGER-NATKUNAM FAMILY TRUST

FISMA & OMB Memorandum M-07-16

Account Creation Date: 2/2/2011

Issue Name of Stock: Gap Inc.

Total Share Balance on 12/12/2011: 125.000

Certificate Shares: .000

DRS/Book-Entry Shares: 125.000

Dividend Reinvestment Plan Shares: .000

Dividend Amount Paid YTD: $42.18

Closing Price per Share on 12/12/2011: $18.79000

Ticker Symbol for the Company is: GPS

It is exchanged or traded on: NYSE

Please note that as a transfer agent, we are not directly connected to the stock market. The above price is given as an estimate and is not a guarantee of a specific price.

If you have any questions, please call our office toll-free at 1-800-468-9716. Our Shareowner Relations Specialists are available to assist you Monday through Friday, from 7 AM to 7 PM Central Time. You may also send an email to us by selecting "Contact Us" at any time while online at www.shareowneronline.com.

Sincerely,

Wells Fargo Shareowner Services

GAP1 78

ZFNCO348|78|1|1|Y|Y|Y|Y

Ending Trade Partnerships with Sri Lanka
Shareholder Proposal for Gap Inc

WHEREAS;
In 2009, at the end of the long-standing civil war in Sri Lanka, an estimated 40,000 Tamil civilians were killed and a further 300,000 interned in military camps and subjected to torture, rape and extrajudicial executions, in direct violation of international humanitarian law. The United Nations Secretary General's panel of experts report on Sri Lanka[1] found credible allegations of war crimes and crimes against humanity, which is currently being appraised by the UN Human Rights Council in Geneva. UK's Channel 4 News also released a documentary of these mass atrocities.[2] Sri Lanka's Government-appointed Lessons Learned and Reconciliation Commission has thus far failed to provide substantive evidence of accountability. Situation reports in 2011 from various organizations, including Amnesty International,[3] raise grave allegations of on-going human rights violations in Sri Lanka. The US Senate unanimously passed Resolution 84,[4] calling for measures for lasting peace in Sri Lanka. The US Senate's Committees on Appropriations has proposed that international institutions vote against any loan, agreement or other financial support (except humanitarian aid) for Sri Lanka unless it complies with standards set by international law. But, the Sri Lankan Government's position of impunity continues to empower manufacturers such as Brandix, a major supplier of Gap Inc, to expand its operations in Sri Lanka.

We are concerned that a reputable company such as Gap Inc, which is one of the largest garment manufacturers in Sri Lanka, will appear to endorse the crimes perpetrated by the Government of Sri Lanka, if it continues its trade with that country. We believe that this claim is not merely theoretical since Gap Inc is providing Sri Lanka with the foreign exchange that keeps its massive military viable.

We believe that negative publicity from national press and consumer protests targeting Gap Inc stores, can damage the company's reputation, hurt employee morale, and increase its cost to acquire and retain customers, all of which can negatively impact Gap Inc's shareholders.

We believe that shareholders do not want to be connected to human rights violations, but through their investments in Gap Inc securities, they may inadvertently be funding such atrocities in Sri Lanka.

In the face of human rights concerns, we see no compelling reason to invest in companies that fund human rights violations, particularly since Sri Lanka has failed to address human rights issues despite continued calls by the international community. We believe there are ample alternatives for Gap Inc to temporarily move its manufacturing base to other cost-effective regions that pose no such threat.

RESOLVED:
We, as shareholders of Gap Inc, request that the Board institute phased procedures for Gap Inc to end trade partnerships with Sri Lanka, until the Government of Sri Lanka ceases human rights violations.

DISCUSSION:
In addition to preventing investments in Sri Lanka, the proposal calls for corrective actions to address existing investments in other countries that are associated with violations of human rights.

<u>References</u>:

1. http://www.un.org/News/dh/infocus/Sri_Lanka/POE_Report_Full.pdf
2. http://srilanka.channel4.com/index.shtml
3. http://www.amnesty.org/en/library/info/ASA37/016/2011/en
4. http://thomas.loc.gov/cgi-bin/query/z?c112:S.RES.84

[December 15, 2011 Shareholder Response]

FISMA & OMB Memorandum M-07-16

December 15th 2011

Michelle Banks
General Counsel, Corporate Secretary and Chief Compliance Officer
Gap Inc
Two Folsom Street
San Francisco, California 94105

Dear Ms. Banks:

Thank you for the letter dated December 9, 2011 from Mr. Brett Cooper, detailing the appropriate documentation that we need to submit as part of this shareholder proposal.

We are investors in Gap Inc through the JAEGER-NATKUNAM FAMILY TRUST (UAD 02/20/2003). We own 125 shares and have consecutively held at least $2000.00 in market value from December 30th 2009 until now. Copies of the following E*TRADE Securities as well as Wells Fargo Shareowner Services statements are enclosed:
E*TRADE November 1 – December 31, 2009
E*TRADE November 1 – December 31, 2010
E*TRADE January 1 – January 31, 2011
E*TRADE February 1 – February 28, 2011
Direct Registration Account Statement, Wells Fargo Shareowner Services – February 3, 2011

In addition, we have requested a letter from E*TRADE securities verifying our continued ownership of these shares, and will forward that letter to you once we receive it.

The Trust intends to continue holding these shares at least through December 31st 2012.

We wish to put forward the enclosed revised shareholder proposal that meets the 500-word limit, regarding ending trade partnerships with Sri Lanka, for your consideration.

Thank you.

Sincerely,

Stephen M Jaeger, PE

Yasodha Natkunam, MD, PhD

Ending Trade Partnerships with Sri Lanka
Shareholder Proposal for Gap Inc

WHEREAS;
In 2009, at the end of the long-standing civil war in Sri Lanka, an estimated 40,000 Tamil civilians were killed and a further 300,000 interned in military camps and subjected to torture, rape and extrajudicial executions, in direct violation of international humanitarian law. The United Nations Secretary General's panel of experts report on Sri Lanka[1] found credible allegations of war crimes and crimes against humanity, which is currently being appraised by the UN Human Rights Council in Geneva. UK's Channel 4 News also released a documentary of these mass atrocities.[2] Sri Lanka's Government-appointed Lessons Learned and Reconciliation Commission has thus far failed to provide substantive evidence of accountability. Situation reports in 2011 from various organizations, including Amnesty International,[3] raise grave allegations of on-going human rights violations in Sri Lanka. The US Senate unanimously passed Resolution 84,[4] calling for measures for lasting peace in Sri Lanka. The US Senate's Committees on Appropriations has proposed that international institutions vote against any loan, agreement or other financial support (except humanitarian aid) for Sri Lanka unless it complies with standards set by international law. But, the Sri Lankan Government's position of impunity continues to empower manufacturers such as Brandix, a major supplier of Gap Inc, to expand its operations in Sri Lanka.

We are concerned that a reputable company such as Gap Inc, which is one of the largest garment manufacturers in Sri Lanka, will appear to endorse the crimes perpetrated by the Government of Sri Lanka, if it continues its trade with that country. We believe that this claim is not merely theoretical since Gap Inc is providing Sri Lanka with the foreign exchange that keeps its massive military viable.

We believe that negative publicity from national press and consumer protests targeting Gap Inc stores, can damage the company's reputation, hurt employee morale, and increase its cost to acquire and retain customers, all of which can negatively impact Gap Inc's shareholders.

We believe that shareholders do not want to be connected to human rights violations, but through their investments in Gap Inc securities, they may inadvertently be funding such atrocities in Sri Lanka.

In the face of human rights concerns, we see no compelling reason to invest in companies that fund human rights violations, particularly since Sri Lanka has failed to address human rights issues despite continued calls by the international community. We believe there are ample alternatives for Gap Inc to temporarily move its manufacturing base to other cost-effective regions that pose no such threat.

RESOLVED:
We, as shareholders of Gap Inc, request that the Board institute phased procedures for Gap Inc to end trade partnerships with Sri Lanka, until the Government of Sri Lanka ceases human rights violations.

DISCUSSION:
In addition to preventing investments in Sri Lanka, the proposal calls for corrective actions to address existing investments in other countries that are associated with violations of human rights.

<u>References:</u>

1. http://www.un.org/News/dh/infocus/Sri_Lanka/POE_Report_Full.pdf
2. http://srilanka.channel4.com/index.shtml
3. http://www.amnesty.org/en/library/info/ASA37/016/2011/en
4. http://thomas.loc.gov/cgi-bin/query/z?c112:S.RES.84

Pages 23 through 52 redacted for the following reasons:
- -
FISMA & OMB Memorandum M-07-16

[Deficiency Notice]

ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
THE ORRICK BUILDING
405 HOWARD STREET
SAN FRANCISCO, CALIFORNIA 94105-2669

tel +1-415-773-5700
fax +1-415-773-5759

WWW.ORRICK.COM

Brett Cooper
(415) 773-5918
bcooper@orrick.com

December 9, 2011

VIA OVERNIGHT DELIVERY

Jaeger-Natkunam Family Trust
Attn: Stephen M Jaeger, PE
Yasodha Natkunam, MD, PD

FISMA & OMB Memorandum M-07-16

Dear Mr. Jaeger and Dr. Natkunam:

I am writing on behalf of our client, The Gap, Inc., a Delaware corporation (the "Company"), in connection with your letter as stockholders though the Jaeger-Natkunam Family Trust (the "Trust") to the Company dated as of November 23, 2011 (the "Letter") and received by the Company on November 29, 2011. The Letter was accompanied by a proposal (the "Proposal") submitted by you pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for inclusion in the Company's proxy statement in connection with the Company's 2012 Annual Meeting of Shareholders (the "Annual Meeting").

I am notifying you on behalf of the Company that your submission of the Proposal does not comply with Rule 14a-8(b) under the Exchange Act. In particular, Rule 14a-8(b)(1) requires that in order to be eligible to submit a proposal under Rule 14a-8(b)(1), you must have continuously held at least $2,000 in market value, or 1%, of the Company's voting stock for a period of at least one year prior to your submission of the Proposal. According to the Company's records, the Trust directly registered its ownership of the shares of the Company's stock through the Company's transfer agent, Wells Fargo Shareowner Services, beginning in February 2, 2011.

Rule 14a-8(b)(2)(i) requires you to submit to the Company a written statement from the record owner of the shares the Trust beneficially owns verifying its continuous ownership of such stock for the applicable one-year period (or alternatively through one of the filings listed below). The documentation that you provided does not cover the period prior to February 2, 2011. As a result, the Proposal does not meet the requirements of Rule 14a-8(b)(2). Additionally, the Letter does not state your intent to continue to hold the securities through the date of the meeting of shareholders in violation of Rule 14a-8(b)(2).

In accordance with Rule 14a-8(f), within fourteen (14) calendar days of your receipt of this letter, pursuant to Rule 14a-8(b), you must provide:

- the written statement that the Trust intends to continue holding the shares through the date of the company's annual or special meeting; and

- either:
  - a written statement from the "record" holder of the securities (usually a broker or bank) verifying that the Trust continuously held the securities from at least November 23, 2010 through February 2, 2011, when the shares were directly registered; or
  - a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the shareholder proponent's ownership of shares as of or before the date on which the one-year eligibility period begins and the shareholder proponent's written statement that he or she continuously held the required number of shares for the one-year period as of the date of the statement.

The Proposal also exceeds 500 words in violation of Rule 14a-8(d) and you must provide a revised proposal meeting the 500-word limitation.

For your convenience, a copy of Rules 14a-8(b) and 14a-8(d) are enclosed with this letter.

If within the required 14-calendar day period you do not furnish to the Company the written statement regarding continuous ownership required pursuant to Rules 14a-8(b) from the record owner of the shares the Trust beneficially owns, along with revised letters and proposals curing the above mentioned deficiencies, we believe the Company will be entitled to omit the Proposal from its proxy statement in connection with the Annual Meeting.

Finally, the SEC has recently encouraged companies and proponents to provide email contact information in order to accelerate delivery of any responses. Thus, we would suggest that any revised letter include your email contact information as well.

Very truly yours,

Brett Cooper

Brett Cooper

Cc: David Jedrzejek
Marie Ma

Rule 14a-8(b)

* * *

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

* * *

Rule 14a-8(d)

* * *

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

[Initial Proposal]

FISMA & OMB Memorandum M-07-16

November 23rd 2011

Michelle Banks
General Counsel, Corporate Secretary and Chief Compliance Officer
Gap Inc
Two Folsom Street
San Francisco, California 94105

Dear Ms. Banks:

We are investors in Gap Inc through the JAEGER-NATKUNAM FAMILY TRUST (UAD 02/20/2003). We own 125 shares (account summary enclosed). We wish to put forward the enclosed shareholder proposal for your consideration.

Thank you.

Sincerely,

Stephen M Jaeger, PE

Yasodha Natkunam, MD, PhD

Ending Trade Partnerships with Sri Lanka
Shareholder Proposal for Gap Inc
November 23rd 2011

WHEREAS;
In May 2009, the long-standing civil war between the Government of Sri Lanka and the Liberation Tigers of Tamil Eelam came to a close. At the end of that war, an estimated 40,000 Tamil civilians were killed and a further 300,000 who fled the war zone were interned in military camps and subjected to torture, rape and extrajudicial executions, in direct violation of international humanitarian law. The United Nations Secretary General's panel of experts report[1] on Sri Lanka found credible allegations of war crimes and crimes against humanity committed by both sides, which is now being appraised by the UN Human Rights Council in Geneva. A forensic investigation of mass atrocities was also released by UK's Channel 4 News.[2] Sri Lanka's Government-appointed Lessons Learned and Reconciliation Commission (LLRC) has thus far failed to provide substantive evidence of accountability.[3] Situation reports released by various organizations, including Amnesty International, raise grave allegations of on-going human rights violations in Sri Lanka.[4-7] The US Senate has unanimously passed Resolution 84[8] and joined Britain, Canada, Australia and several human rights organizations in calling for measures for lasting peace in Sri Lanka. The US Senate's Committees on Appropriations has proposed that international institutions vote against any loan, agreement or other financial support (except humanitarian aid) for Sri Lanka unless it complies with standards set by international law.[9] In the mean time, despite such pressure, the Government's position of impunity continues to empower manufacturers such as Brandix, a major supplier of Gap Inc, to expand its operations in Sri Lanka.[10]

We are concerned that a reputable company such as Gap Inc, which is one of the largest garment manufacturers doing business in Sri Lanka, will appear to endorse the crimes perpetrated by the Government of Sri Lanka, if it continues its trade with that country. We believe that this claim is not merely theoretical since Gap Inc is providing Sri Lanka with the foreign exchange that keeps its massive military viable.

We believe that negative publicity resulting from national press reports and widespread consumer protests that continue to be held frequently in major US and international cities, targeting Gap Inc stores, can damage the company's reputation, hurt employee morale, and increase its cost to acquire and retain customers, all of which can negatively impact Gap Inc's shareholders.

We believe that shareholders do not want to be connected to human rights violations, but through their investments in Gap Inc securities, they may inadvertently be funding such atrocities in Sri Lanka. In fact, the lack of a policy by Gap Inc to prevent or curtail capital investments in Sri Lanka, may be seen as an egregious oversight by conscious consumers and investors.

In the face of human rights concerns, we see no compelling reason to invest in companies that fund human rights violations, particularly since Sri Lanka has failed to address human rights issues despite continued calls by the international community. We believe there are ample alternatives for Gap Inc to temporarily move its manufacturing base to other cost-effective regions that pose no such threat.

RESOLVED:
We, as shareholders of Gap Inc, request that the Board institute phased procedures for Gap Inc to end trade partnerships with Sri Lanka, until the Government of Sri Lanka ceases human rights violations.

DISCUSSION:
In addition to preventing investments in Sri Lanka, the proposal calls for corrective actions to address existing investments in other countries that are associated with violations of human rights.

REFERENCES

(1) UNSG's Panel of Experts' Report on Accountability in Sri Lanka, March 11, 2011
http://www.un.org/News/dh/infocus/Sri_Lanka/POE_Report_Full.pdf

(2) Sri Lanka's Killing Fields - UK Channel 4 News, June 2011
http://srilanka.channel4.com/index.shtml

(3) Exclusive highlights of LLRC findings and recommendations –*The Island* 11/23/11
http://www.island.lk/index.php?page_cat=article-details&page=article-details&code_title=39540
(Full report not publicly disclosed as of 11/23/11)

(4) North East Sri Lanka - Situation Report submitted to Parliament by Tamil National Alliance, 10/21/11
http://transcurrents.com/news-views/archives/5396

(5) International Crisis Group - Sri Lanka: Post war progress report – September 2011
http://www.crisisgroup.org/en/key-issues/sri-lanka-post-war-progress-report.aspx

(6) Amnesty International - When will they get Justice? Failures of Sri Lanka's LLRC – 2011
http://www.amnesty.org/en/library/asset/ASA37/008/2011/en/76ea6500-a9f5-4946-bf2b-7fc08bc5e37a/asa370082011en.pdf

(7) Amnesty International - Sri Lanka: Briefing to Committee Against Torture – November 2011
http://www.amnesty.org/en/library/info/ASA37/016/2011/en

(8) US Senate Resolution 84 on Sri Lanka: Congressional Record, 112th Congress (2011 – 2012)
http://thomas.loc.gov/cgi-bin/query/z?c112:S.RES.84

(9) US Senate Committees on Appropriations
[U:\2012REPT\14rept\Supp\hr 2354 amdt.xml SEN. APPRO.] Pages 432 – 434 pertaining to Sri Lanka:
(1) None of the funds appropriated by this Act under the headings "Foreign Military Financing Program" and "Peacekeeping Operations" may be made available for assistance for Sri Lanka, no defense export license may be issued, and no military equipment or technology shall be sold or transferred to Sri Lanka pursuant to the authorities contained in this Act or any other Act, unless the Secretary of State certifies to the Committees on Appropriations that the Government of Sri Lanka is—

(A) conducting credible, thorough investigations of alleged war crimes and violations of international humanitarian law by government forces and the Liberation Tigers of Tamil Eelam;
(B) bringing to justice individuals who have been credibly alleged to have committed such violations;
(C) supporting and cooperating with any United Nations investigation of alleged war crimes and violations of international humanitarian law;
(D) respecting due process, the rights of journalists, and the rights of citizens to peaceful expression and association, including ending arrest and detention under emergency regulations;
(E) providing access to detainees by humanitarian organizations; and
(F) implementing policies to promote reconciliation and justice including devolution of power as provided for in the Constitution of Sri Lanka.

(2) Paragraph (2) shall not apply to assistance for humanitarian demining and aerial and maritime surveillance.
(3) If the Secretary makes the certification required in paragraph (2), funds appropriated under the heading "Foreign Military Financing Program" that are made available for assistance for Sri Lanka should be used to support the recruitment and training of Tamils into the Sri Lankan military, Tamil language training for Sinhalese military personnel, and human rights training for all military personnel.
(4) The Secretary of the Treasury shall instruct the United States executive directors of the international financial institutions to vote against any loan, agreement, or other financial support for Sri Lanka except to meet basic human needs, unless the Secretary of State certifies to the Committees on Appropriations that the Government of Sri Lanka is meeting the requirements in paragraph (2)(D), (E), and (F) of this subsection.

(10) Brandix adapts to Sri Lanka's post-civil war world – *Forbes* 11/23/11
http://www.forbes.com/global/2011/1205/companies-people-ashroff-omar-brandix-apparel-sri-lankan-montlake.html

Pages 62 through 64 redacted for the following reasons:

FISMA & OMB Memorandum M-07-16